EnCana’s third quarter cash flow reaches US$1.9 billion,
or $2.30 per share — up 5 percent
Natural gas sales increase 4 percent to 3.36 billion cubic feet per day
Calgary, Alberta, (October 25, 2006) — EnCana Corporation (TSX & NYSE: ECA) continued to generate solid cash flow and earnings during the third quarter of 2006 due to increased heavy oil prices plus steady natural gas production that benefited from favourable natural gas price hedges and fixed basis positions.
Third quarter 2006 highlights (all year-over-year comparisons are to the third quarter of 2005)
Financial (all currency figures are in U.S. dollars unless otherwise noted)
•	Cash flow of US$2.30 per share diluted, or $1.89 billion

•	Operating earnings of $1.31 per share diluted, or $1.08 billion

•	Net earnings of $1.65 per share diluted, or $1.36 billion
o	Both net earnings and operating earnings include a $255 million after-tax gain, (31 cents per share diluted) on the sale of EnCana’s interest in an offshore Brazil oil discovery

o	Net earnings also include an unrealized $285 million after-tax gain, (34 cents per share diluted) due to mark-to-market accounting of commodity price hedges
•	Purchased 17.4 million EnCana shares at an average price of $51.95 under the Normal Course Issuer Bid

•	Price risk management measures resulted in a realized after-tax gain of $133 million
Operational (continuing operations), (all sales are on an after-royalties basis)
•	Natural gas sales increased 4 percent to 3.36 billion cubic feet per day (Bcf/d)

•	Oil and natural gas liquids (NGLs) sales were about the same at 150,565 barrels per day (bbls/d)

•	Natural gas and liquids sales of 4.26 billion cubic feet of gas equivalent per day (Bcfe/d), up 3 percent

•	Key resource play production up 12 percent

•	Operating and administrative costs of 98 cents per thousand cubic feet equivalent (Mcfe), compared to 90 cents per Mcfe one year earlier

•	Drilled 1,001 net wells , compared to 1,150 net wells one year earlier

•	Upstream core capital investment of $1.45 billion, which is as forecast
Strategic events
•	On October 5, 2006, EnCana announced it entered into an agreement with ConocoPhillips to create an integrated North American heavy oil business consisting of EnCana’s Foster Creek and Christina Lake in-situ oilsands projects in Alberta and ConocoPhillips’ Wood River and Borger refineries in Illinois and Texas respectively. Effective January 2, 2007, it is expected that EnCana will become an integrated producer, owning a 50 percent interest in the integrated business

•	Completed the sale of a 50 percent interest in the Chinook oil discovery offshore Brazil for proceeds of $367 million

•	Filed a project description with regulatory authorities for Deep Panuke natural gas project located offshore Nova Scotia

•	In northeast B.C., started up Kakwa gas plant and, in October, began commissioning the Steeprock gas plant

•	Began commissioning latest in-situ oilsands expansion at Foster Creek

“During the first nine months of 2006, our cash flow per share is up 16 percent compared to one year earlier and operating earnings continue to grow. Our resource play strategy is continuing to deliver strong performance toward our core goal — steadily increasing the underlying value of every EnCana share,” said Randy Eresman, EnCana’s President & Chief Executive Officer. “Although we have slowed our natural gas production growth profile from our original plan, we have achieved year-to-date growth of 5 percent. Our current production is about 3.4 billion cubic feet per day and with the planned start up in early November of the new Steeprock gas plant in British Columbia our gas production should approach 3.5 billion cubic feet per day.”
“At a time of commodity price uncertainty and high industry inflation, we believe it is prudent to temporarily reduce our growth objectives and return excess cash to shareholders through continued share buybacks rather than pursue growth at elevated costs. Robust activity in the North American natural gas industry this year has continued to fuel cost inflation for field services, while record gas storage levels have resulted in softer realized prices. In some areas experiencing high inflation and operational inefficiencies, we have reduced our activity levels by releasing our least capital efficient rigs and the associated services. This has resulted in delays in bringing on new production. The released rigs will be replaced by new fit-for-purpose rigs, which are about 25 percent more efficient, resulting in an overall high-grading of our fleet. In total we have about 70 rigs running, which is 55 fewer than one year ago. The number of wells we expect to drill this year is now forecast to reach about 3,650, about 650 less than initially forecast,” Eresman said.
Jonah production constrained, wet conditions persist in southern Alberta
At Jonah in Wyoming, production growth is about 50 million cubic feet per day less than forecast due to a combination of operational issues and pipeline capacity restrictions. This volume represents the largest proportion of our company’s production shortfall. Operational issues are being resolved and additional gathering pipeline capacity is expected to be added by the second quarter of 2007. EnCana has slowed drilling to help preserve the value of new gas production by timing production increases with planned pipeline expansion. EnCana has reduced its Jonah drilling fleet from 15 to 11 rigs by releasing four of its least-efficient rigs while it awaits delivery of eight new, highly-efficient, fit-for-purpose rigs over the next year. In the plains of southern Alberta, operations in coalbed methane and shallow gas development were slowed by wet summer weather. Unusually-heavy rains in 2005 left the land saturated such that even modest rains this year hampered field work.
Natural gas sales guidance updated
With fewer wells and a slower than forecast production ramp up from the Jonah and southern Alberta projects, 2006 gas production is running slightly below the low end of the company’s previous forecast. EnCana has updated its 2006 natural gas sales guidance to between 3.36 billion and 3.40 billion cubic feet per day, representing, at the midpoint, a 5 percent increase over 2005 sales. The forecast for oil and NGLs sales is unchanged at between 155,000 and 160,000 bbls/d. Updated guidance is posted on EnCana’s website: www.encana.com.
“In the third quarter, growth from our key resource plays continued at a strong pace, up 12 percent in the past year. In the first nine months, key resource play growth is up about 14 percent,” Eresman said. “Despite higher inflation and foreign exchange rates, we are stewarding our 2006 capital investment to be within guidance of between $5.8 billion and $6.1 billion, which includes about $600 million directed to growth at our Foster Creek and Christina Lake oilsands projects.”
Higher electricity costs offset by EnCana power plants
While increased electricity prices in Alberta have driven up field operating costs in recent months, the company has a natural hedge due to its ownership in three cogeneration power plants. Although power prices increased third quarter operating costs by about 4 cents per Mcfe compared to the same period in 2005, increased revenue from the company’s power plants has offset this cost increase.

Focused on generating strong investment returns and free cash flow
“As we look to 2007, we recognize that winter weather will play a strong role in determining 2007 gas prices and we share investors’ concerns for potential price weakness in the short term. At the same time, energy demand and the forward prices for natural gas and oil remain strong. We continue to manage price risk with the use of hedging instruments and we do not plan to aggressively push new production into a high-cost, low-price environment,” Eresman said.
“We plan to set our 2007 capital budget in mid December when we will have a better sense of the environment for the coming year and consistent with 2006, we will target a significant stream of free cash flow for 2007,” Eresman said. “We have hedged about one-third of our expected 2007 gas production: fixed price contracts on about 975 million cubic feet per day at an average price of $8.73 per Mcf and put options on 240 million cubic feet per day at a strike price of $6.00 per Mcf. For 2007, we plan to be even more focused on maximizing shareholder returns by optimizing capital investment complemented with a sizable divestiture program and continued farm out activity on lands not core to EnCana.”
EnCana and ConocoPhillips to create integrated heavy oil business in 2007
On October 5, 2006, EnCana announced the signing of a landmark agreement with ConocoPhillips that will see EnCana become an integrated oil producer, holding a 50 percent interest in two significant U.S. refineries. The two companies agreed to create two 50/50 partnerships, one upstream in Canada and one downstream in the United States. This integrated heavy oil business plans to increase production from two in-situ oilsands projects to about 400,000 bbls/d of bitumen over the next decade and expand processing capacity to 275,000 bbls/d for bitumen at refineries in Wood River, Illinois and Borger, Texas. This transaction, which is subject to the execution of final definitive agreements and regulatory approvals, is expected to close on January 2, 2007.
“Under the agreement, EnCana will own about 175,000 bbls/d of refining capacity effective January 2, 2007, increasing to about 250,000 bbls/d by 2009, in key U.S. markets. This will instantly place EnCana among Canada’s major refinery owners while providing options for future upgrader development,” Eresman said. “These innovative partnerships will strategically align about two-thirds of our industry-leading oilsands projects with high-quality refineries. Through this integrated business, we expect to increase certainty of execution for our oilsands projects by reducing cost and price risk and increasing confidence in our ability to achieve economic returns under a wide range of world oil prices.”
Bitumen production expansions underway at Foster Creek and Christina Lake
Over the next decade, the upstream partnership plans to invest $5.4 billion to grow bitumen production capacity at Foster Creek and Christina Lake from 50,000 bbls/d to approximately 400,000 bbls/d. A Foster Creek expansion currently under construction is expected to take production to about 60,000 bbls/d by early 2007. The next two Foster Creek expansions, 30,000 bbls/d each, are expected to come on stream in late 2008 and 2009 respectively. At Christina Lake, the current expansion is expected to take production to about 18,000 bbls/d in the last half of 2008, which means these near term expansions are expected to take total production to about 138,000 bbls/d before 2010. Subsequent expansions at the two projects are expected to continue growth to the targeted level of 400,000 bbls/d.
IMPORTANT NOTE: EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report sales and reserves on an after-royalties basis. EnCana’s Ecuador interests and its natural gas liquids processing business were sold and are discontinued. The company is reporting its natural gas storage business as discontinued because EnCana is in the process of selling it. Total results, which include results from natural gas liquids processing business, Ecuador and natural gas storage, are reported in the company’s financial statements included in this news release and in supplementary documents posted on its website – www.encana.com. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

First nine months of 2006 highlights (all year-over-year comparisons are to the first nine months of 2005)
Financial
•	Cash flow per share diluted increased 16 percent to $6.39, or $5.4 billion

•	Operating earnings per share increased 40 percent to $3.07, or $2.6 billion

•	Net earnings of $5 billion, or $5.90 per share, compared to $1.19 per share one year earlier

•	Return on capital employed of 32 percent, based on the trailing 12 months

•	Since December 31, 2005, purchased for cancellation 7.1 percent of the common shares then outstanding, resulting in a 6.4 percent decrease, net of dilution due to option exercises.
Operational (continuing operations)
•	Key resource play production up 14 percent

•	Natural gas sales of 3.35 Bcf/d, up 5 percent

•	Oil and NGLs sales about the same at 155,565 bbls/d

•	Natural gas and liquids sales increased 4 percent to 4.29 Bcfe/d

•	Operating and administrative costs of 98 cents per Mcfe, compared to 84 cents per Mcfe one year earlier

•	Drilled 2,841 net wells , compared to 3,520 net wells one year earlier

•	Upstream core capital investment of $4.96 billion, which is as forecast

Financial Summary — Total Consolidated

(for the period ended September 30)	Q3	Q3		9 months	9 months
($ millions, except per share amounts)	2006	2005	% Δ	2006	2005	% Δ

Cash flow	1,894	1,931	- 2	5,400	4,916	+ 10
Per share diluted	2.30	2.20	+ 5	6.39	5.50	+ 16

Net earnings	1,358	266	n/a	4,989	1,060	n/a
Per share diluted	1.65	0.30	n/a	5.90	1.19	n/a

Operating earnings	1,078	704	+ 53	2,596	1,970	+ 32
Per share diluted	1.31	0.80	+ 64	3.07	2.20	+ 40

Earnings Reconciliation Summary — Total Consolidated

Net earnings from continuing operations	1,343	348	n/a	4,408	960	n/a
Net earnings (loss) from discontinued operations	15	(82)	n/a	581	100	n/a

Net earnings	1,358	266	n/a	4,989	1,060	n/a
(Add back losses & deduct gains)
Unrealized mark-to-market hedging gain (loss), after-tax	285	(604)	n/a	1,275	(1,023)	n/a

Unrealized foreign exchange gain (loss) on translation of U.S. dollar debt issued in Canada, after-tax	(3)	166	n/a	128	113	n/a

Future tax recovery due to Canada and Alberta tax rates reductions	—	—	n/a	457	—	n/a

Gain (loss) on sale of discontinued operations,[1] after-tax	(2)	—	n/a	533	—	n/a

Operating earnings	1,078	704	+ 53	2,596	1,970	+ 32
Per share diluted	1.31	0.80	+ 64	3.07	2.20	+ 40

[1]	Year to date includes $812 million gain on natural gas storage sale and $279 million loss on sale of Ecuador interests
Sales & Drilling Summary
Total Consolidated

					9
(for the period ended September 30)	Q3	Q3		9 months	months
(After royalties)	2006	2005	% Δ	2006	2005	% Δ

Natural Gas sales (MMcf/d)	3,359	3,222	+ 4	3,354	3,193	+ 5

Natural gas sales per 1,000 shares (Mcf)	382	347	+ 10	1,104	999	+ 11

Oil and NGLs sales (bbls/d) [2]	150,565	219,167	- 31	172,098	226,335	- 24

Oil and NGLs sales per 1,000 shares (Mcfe) [2]	103	141	- 27	340	425	- 20

Total sales (MMcfe/d) [2]	4,262	4,537	- 6	4,387	4,551	- 4

Total sales per 1,000 shares (Mcfe) [2]	484	488	- 1	1,445	1,423	+ 2

Net wells drilled	1,001	1,152	- 13	2,848	3,531	- 19

Continuing Operations

North America Natural Gas sales (MMcf/d)	3,359	3,222	+ 4	3,354	3,193	+ 5

North America Oil and NGLs (bbls/d)	150,565	150,457	0	155,565	154,892	0

Total sales (MMcfe/d)	4,262	4,125	+ 3	4,287	4,122	+ 4

Net wells drilled	1,001	1,150	- 13	2,841	3,520	- 19

[2]	Sales down due primarily to sale of Ecuador interests, which had sales of about 71,400 bbls/d in the first nine months of 2005
Key resource play production up 12 percent in past year
Third quarter 2006 oil and gas production from key North American resource plays increased 12 percent compared to the third quarter of 2005. This was driven mainly by increases in gas production from coalbed methane projects in central and southern Alberta, Bighorn in west-central Alberta, Cutbank Ridge in northeast British Columbia, Piceance in Colorado and the Barnett Shale play in the Fort Worth basin.

Growth from key North American resource plays

	Daily Production
Resource Play	2006				2005					2004
(After royalties)	YTD	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Natural Gas (MMcf/d)
Jonah	455	455	450	461	435	454	440	416	431	389
Piceance	324	331	324	316	307	326	302	302	300	261
East Texas	100	106	93	99	90	98	94	85	82	50
Fort Worth	102	104	108	93	70	88	66	63	61	27
Greater Sierra	214	209	224	208	219	226	225	228	195	230
Cutbank Ridge	160	167	173	140	92	125	105	80	56	40
Bighorn	88	97	95	72	55	56	57	53	56	42
CBM Integrated[1]	189	209	179	177	112	165	117	104	59	28
Shallow Gas	599	593	590	615	625	625	616	633	625	592

Oil (Mbbls/d)
Foster Creek	36	37	33	36	29	35	27	24	30	29
Christina Lake	6	6	6	6	5	5	6	7	4	4
Pelican Lake	25	23	22	29	26	28	27	27	21	19

Total (MMcfe/d)	2,628	2,668	2,601	2,609	2,366	2,567	2,381	2,312	2,197	1,971

% change from Q3 2005	14.4	12.1

% change from prior period		2.6	(0.3)	1.6	20.0	7.8	3.0	5.2	8.0

[1] Starting this quarter, CBM production from wells drilled as part of the CBM program includes production from coal and other formations, which reflects commingling rulings from regulators and is consistent with the method used to report production for EnCana’s other resource plays. Volumes for all periods have been adjusted to comply with this categorization.
Drilling activity in key North American resource plays

	Net Wells Drilled
Resource Play	2006				2005					2004
	YTD	Q3	Q2	Q1	Full year	Q4	Q3	Q2	Q1	Full Year

Natural Gas
Jonah	122	48	48	26	104	21	25	30	28	70
Piceance	170	48	59	63	266	55	69	65	77	250
East Texas	48	12	17	19	84	20	21	22	21	50
Fort Worth	78	22	27	29	59	20	18	12	9	36
Greater Sierra	110	16	34	60	164	25	33	47	59	187
Cutbank Ridge	97	35	36	26	135	34	40	38	23	50
Bighorn	45	7	18	20	51	20	10	10	11	20
CBM Integrated[1]	572	156	35	381	1,245	344	314	242	345	1,086
Shallow Gas	838	442	199	197	1,267	288	341	365	273	1,552

Oil
Foster Creek	6	—	—	6	39	13	14	2	10	11
Christina Lake	2	—	—	2	—	—	—	—	—	2
Pelican Lake	—	—	—	—	52	—	3	33	16	92

Total	2,088	786	473	829	3,466	840	888	866	872	3,406

Third quarter realized natural gas prices, including hedging, down 5 percent
EnCana’s third quarter realized gas price, including the impact of financial hedging, averaged $6.57 per thousand cubic feet (Mcf), down 5 percent from the comparable price of $6.90 per Mcf in the third quarter of 2005. EnCana’s natural gas prices, excluding financial hedging, averaged $5.75 per Mcf, down 21 percent from an average of $7.29 per Mcf in the third quarter of 2005. North American gas storage levels remain well above long-term averages for this time of year, a market condition that is expected to put downward pressure on short-term gas prices. The third quarter benchmark NYMEX index gas price averaged $6.58 per Mcf, down 22 percent from $8.49 per Mcf in the third quarter of 2005. The third quarter Canadian benchmark gas price was down 26 percent to C$6.03 per Mcf while U.S. Rockies benchmark gas prices were 21 percent lower to $5.30 per Mcf, compared to last year.
About 1.2 Bcf/d of expected 2007 gas sales hedged, as of September 30, 2006
EnCana has entered into financial contracts, put options and fixed price agreements, for 93 percent of the company’s forecast gas sales during the last quarter of 2006 at an average minimum price of NYMEX $7.28 per Mcf. For 2007, the company has 975 million cubic feet per day of expected 2007 gas sales under fixed price contracts at an average price of $8.73 per Mcf and has put options with a strike price of $6.00 per Mcf on an additional 240 million cubic feet per day. This gas price hedging strategy helps assure that cash flow is adequate to fund capital programs.
Managing transportation risk to gas prices
Natural gas transportation constraints between producing regions in the U.S. Rockies and Western Canada and consuming regions increase the volatility in gas prices. To help add further certainty of cash flow, EnCana has entered into basis hedges to reduce this volatility. For the remainder of 2006, EnCana has hedged 100 percent of its anticipated U.S. Rockies basis differential exposure at an average of 64 cents per Mcf. For 2007, EnCana has 100 percent of expected U.S. Rockies basis differential exposure hedged at an average of 67 cents per Mcf. In Canada for 2006, EnCana has hedged about 34 percent of its anticipated AECO basis differential exposure at an average of 70 cents per Mcf and has an additional 39 percent of anticipated production subject to transport and aggregator contracts. For 2007 in Canada, EnCana has hedged about 30 percent of its anticipated AECO basis differential exposure at an average of 72 cents per Mcf and has an additional 37 percent of anticipated production subject to transport and aggregator contracts.
Third quarter realized liquids prices, including hedging, up 16 percent
During the third quarter of 2006, higher prices for West Texas Intermediate (WTI) oil, increased market reach via new pipelines to the southern U.S. refining region and strong asphalt demand during the summer paving season resulted in substantially higher prices for Canadian heavy oil than in the prior year. Third quarter realized liquids prices, including financial hedging, increased 16 percent to average $46.92 per barrel, compared to $40.46 per barrel in the same period in 2005. Excluding financial hedging, realized liquids prices increased 9 percent averaging $50.37 per barrel. In the third quarter, the WTI/Western Canada Select differential averaged $18.83 per barrel, up 4 percent from $18.07 per barrel in the same 2005 period. Concerns over geopolitical events and U.S. gasoline supplies combined to propel the WTI oil price to more than $70 per barrel for most of the third quarter. During the third quarter of 2006, the benchmark WTI crude oil price averaged $70.54 per barrel, up 11 percent from the third quarter 2005 price of $63.31 per barrel.
Risk management strategy
Detailed risk management positions at September 30, 2006 are presented in Note 14 to the unaudited third quarter consolidated financial statements. In the third quarter of 2006, EnCana’s financial price risk management measures resulted in a realized after-tax gain of approximately $133 million, comprised of a $167 million gain on gas hedges, a $35 million loss on crude oil hedges and a $1 million gain on other hedges.

Corporate developments
Quarterly dividend of 10 cents per share approved
EnCana’s board of directors has approved a quarterly dividend of 10 cents per share, which is payable on December 29, 2006 to common shareholders of record as of December 15, 2006.
Divestitures update
During the third quarter, EnCana closed the sale of its 50 percent interest in the Chinook heavy oil discovery offshore Brazil. EnCana continues to hold non-operated interests in 10 deep water exploration blocks offshore Brazil. Nine of these blocks are operated by Petrobras.
Before the end of 2006, EnCana expects to close the sale of its Wild Goose storage facility in California, which is the second and final phase of the company’s $1.5 billion sale of its natural gas storage business. The Wild Goose sale requires approval of the California Public Utilities Commission. The first phase of the gas storage sale to Carlyle/Riverstone Global Energy and Power Fund, an energy private equity fund managed by Riverstone Holdings LLC and The Carlyle Group, included EnCana’s Alberta, Oklahoma and Louisiana storage assets and generated proceeds of about $1.3 billion.
EnCana recently initiated processes to sell its interests in Northern Canada and Chad. These exploration properties, which have generated some encouraging natural gas and oil drilling results, are conventional properties and have been deemed non-core.
Normal Course Issuer Bid
To date in 2006, EnCana has purchased for cancellation approximately 61.1 million of its shares at an average price of $48.67 per share, including commissions, under its current Normal Course Issuer Bid. The company intends to file a renewal notice of intention to make a Normal Course Issuer Bid with the Toronto Stock Exchange (TSX) for approval.
Financial strength
EnCana maintains a strong balance sheet. At September 30, 2006 the company’s net debt-to-capitalization ratio was 25:75. EnCana’s net debt-to-adjusted-EBITDA multiple, on a trailing 12-month basis, was 0.5 times. These ratios are below the company’s targeted range for net debt-to-capitalization of between 30 and 40 percent and 1.0 to 2.0 times for net debt-to-adjusted-EBITDA.
In the third quarter of 2006, EnCana invested $1,474 million of core capital. Net divestitures were $365 million, resulting in net capital investment in total operations of $1,109 million. EnCana’s 2006 capital program is expected to be within the company’s forecast range of between $5.8 billion and $6.1 billion and is expected to be funded by cash flow.

CONFERENCE CALL TODAY
11 a.m. Mountain Time (1 p.m. Eastern Time)
EnCana will host a conference call and webcast to discuss its third quarter results today, Wednesday, October 25, 2006, at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (800) 811-0667 (toll-free in North America) or (913) 981-4900 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3:00 p.m. MT on October 25 until midnight October 29, 2006 by dialing (888) 203-1112 or (719) 457-0820 and entering access code 7859214.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.

EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is one of North America’s leading natural gas producers, the largest holder of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and longer producing lives than conventional plays. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
NOTE 1: Non-GAAP measures
This news release contains references to cash flow, total operating earnings and adjusted EBITDA.
•	Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain or loss on the sale of discontinued operations, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.

•	Adjusted EBITDA is a non-GAAP measure that is defined as net earnings from continuing operations before gain on disposition, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.
Management believes that the inclusion of total operating earnings enhances the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Unbooked resource potential
EnCana defines unbooked resource potential as quantities of oil and natural gas on existing landholdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future. EnCana employs a probability-weighted approach in the calculation of these quantities, including statistical distributions of resource play performance and areal extent. Consequently, EnCana’s unbooked resource potential necessarily includes quantities of probable and possible reserves and contingent resources, as these terms are defined in the Canadian Oil and Gas Evaluation Handbook.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, cash flow and increase in net asset value); anticipated life of proved reserves; anticipated unbooked resource potential; anticipated conversion of unbooked resource potential to proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; anticipated bitumen production expansion including expansions of and production from Foster Creek and Christina Lake and the timing thereof; anticipated expansion of refining capacity at Wood River and Borger; anticipated success of the partnership with ConocoPhillips, including its potential impact on cost and price risk and economic returns; anticipated closing date of the transaction with ConocoPhillips, expected proportion of total production and cash flows contributed by natural gas; anticipated impact and success of EnCana’s market risk mitigation strategy; anticipated filing and receiving TSX approval of, and purchases pursuant to, a Normal Course Issuer Bid; potential demand for gas; anticipated production in 2006 and beyond; anticipated drilling; potential divestitures and farm outs planned for 2007 and beyond; potential capital expenditures and investment projections relating to the 2006 and 2007 capital budget and the expected date for the setting of the 2007 capital budget; potential oil, natural gas and NGLs sales in 2006 and beyond; forecast natural gas, crude oil and NGLs sales guidance for 2006 and anticipated ability to meet production, operating cost and sales guidance targets; potential pipeline capacity increases in 2007 and 2008 and its impact on the Jonah project; the expected dates for the delivery of new rigs to the Jonah project and their projected impact on costs; the projected on-stream date and capacity of the Steeprock processing plant; anticipated costs, including costs associated with developing unbooked resource potential and expected costs to develop the company’s drilling inventory; the potential for reduced industry activity in the future and the impact thereof on costs; anticipated prices for crude oil and natural gas and the impact of winter weather and natural gas storage levels on natural gas prices; projections of expected cost inflation levels; the expected date for receipt of California regulatory approvals in respect of the sale of the company’s remaining gas storage assets and the expected timing for closing this transaction; projections for future debt to capitalization ratios and cash tax expense percentages; and potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of rec overable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the company’s ability to replace and expand oil and gas reserves; the ability of the company and ConocoPhillips to successfully negotiate and execute final definitive agreements relating to the integrated North American heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Finance
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

Third quarter report
for the period ended September 30, 2006
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions, except per share amounts)		2006	2005	2006	2005

REVENUES, NET OF ROYALTIES	(Note 3)
Upstream		$2,762	$2,680	$8,202	$7,013
Market Optimization		731	1,112	2,272	2,850
Corporate — Unrealized gain (loss) on risk management		428	(810)	1,921	(1,457)

		3,921	2,982	12,395	8,406

EXPENSES	(Note 3)
Production and mineral taxes		79	107	269	291
Transportation and selling		163	137	467	400
Operating		420	371	1,227	986
Purchased product		677	1,083	2,160	2,783
Depreciation, depletion and amortization		791	670	2,346	2,018
Administrative		54	78	187	205
Interest, net	(Note 6)	83	219	254	420
Accretion of asset retirement obligation	(Note 10)	13	9	37	27
Foreign exchange (gain) loss, net	(Note 7)	—	(212)	(158)	(61)
Stock-based compensation — options		—	4	—	12
(Gain) on dispositions	(Note 5)	(304)	—	(321)	—

		1,976	2,466	6,468	7,081

NET EARNINGS BEFORE INCOME TAX		1,945	516	5,927	1,325
Income tax expense	(Note 8)	602	168	1,519	365

NET EARNINGS FROM CONTINUING OPERATIONS		1,343	348	4,408	960
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	(Note 4)	15	(82)	581	100

NET EARNINGS		$1,358	$266	$4,989	$1,060

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 13)
Basic		$1.66	$0.41	$5.32	$1.10
Diluted		$1.63	$0.40	$5.21	$1.07

NET EARNINGS PER COMMON SHARE	(Note 13)
Basic		$1.68	$0.31	$6.02	$1.21
Diluted		$1.65	$0.30	$5.90	$1.19

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Nine Months Ended
		September 30,
($ millions)		2006	2005

RETAINED EARNINGS, BEGINNING OF YEAR		$9,481	$7,935
Net Earnings		4,989	1,060
Dividends on Common Shares		(226)	(174)
Charges for Normal Course Issuer Bid	(Note 11)	(2,450)	(1,495)
Charges for Shares Repurchased and Held		—	(147)

RETAINED EARNINGS, END OF PERIOD		$11,794	$7,179

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		September 30,	December 31,
($ millions)		2006	2005

ASSETS
Current Assets
Cash and cash equivalents		$134	$105
Accounts receivable and accrued revenues		1,467	1,851
Risk management	(Note 14)	1,293	495
Inventories		152	103
Assets of discontinued operations	(Note 4)	203	1,050

		3,249	3,604

Property, Plant and Equipment, net	(Note 3)	28,489	24,881
Investments and Other Assets		580	496
Risk Management	(Note 14)	243	530
Assets of Discontinued Operations	(Note 4)	—	2,113
Goodwill		2,617	2,524

	(Note 3)	$35,178	$34,148

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,163	$2,741
Income tax payable		989	392
Risk management	(Note 14)	60	1,227
Liabilities of discontinued operations	(Note 4)	71	438
Current portion of long-term debt	(Note 9)	—	73

		3,283	4,871

Long-Term Debt	(Note 9)	6,227	6,703
Other Liabilities		86	93
Risk Management	(Note 14)	5	102
Asset Retirement Obligation	(Note 10)	929	816
Liabilities of Discontinued Operations	(Note 4)	—	267
Future Income Taxes		6,162	5,289

		16,692	18,141

Shareholders’ Equity
Share capital	(Note 11)	4,748	5,131
Paid in surplus		151	133
Retained earnings		11,794	9,481
Foreign currency translation adjustment		1,793	1,262

		18,486	16,007

		$35,178	$34,148

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2006	2005	2006	2005

OPERATING ACTIVITIES
Net earnings from continuing operations		$1,343	$348	$4,408	$960
Depreciation, depletion and amortization		791	670	2,346	2,018
Future income taxes	(Note 8)	401	13	690	(661)
Cash tax on sale of assets	(Note 5)	49	—	49	591
Unrealized (gain) loss on risk management	(Note 14)	(428)	809	(1,919)	1,454
Unrealized foreign exchange (gain) loss		4	(202)	(79)	(79)
Accretion of asset retirement obligation	(Note 10)	13	9	37	27
(Gain) on dispositions		(304)	—	(321)	—
Other		14	176	90	262

Cash flow from continuing operations		1,883	1,823	5,301	4,572
Cash flow from discontinued operations		11	108	99	344

Cash flow		1,894	1,931	5,400	4,916
Net change in other assets and liabilities		21	(160)	48	(174)
Net change in non-cash working capital from continuing operations		(247)	(579)	3,305	(652)
Net change in non-cash working capital from discontinued operations		(13)	23	(2,476)	(76)

		1,655	1,215	6,277	4,014

INVESTING ACTIVITIES
Capital expenditures	(Note 3)	(1,486)	(1,617)	(5,350)	(4,563)
Proceeds on disposal of assets	(Note 5)	377	34	634	2,493
Cash tax on sale of assets	(Note 5)	(49)	—	(49)	(591)
Net change in investments and other		(56)	35	(38)	27
Net change in non-cash working capital from continuing operations		(18)	(352)	(169)	99
Discontinued operations		—	(111)	2,377	(246)

		(1,232)	(2,011)	(2,595)	(2,781)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		470	1,691	(512)	976
Issuance of long-term debt		—	428	—	428
Repayment of long-term debt		(73)	(958)	(73)	(959)
Issuance of common shares	(Note 11)	39	86	140	270
Purchase of common shares	(Note 11)	(900)	(452)	(2,973)	(2,114)
Dividends on common shares		(80)	(64)	(226)	(174)
Other		2	(105)	(9)	(108)

		(542)	626	(3,653)	(1,681)

DEDUCT: FOREIGN EXCHANGE (GAIN) LOSS ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		—	4	—	2

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(119)	(174)	29	(450)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		253	317	105	593

CASH AND CASH EQUIVALENTS, END OF PERIOD		$134	$143	$134	$143

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2005, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2005.
2. CHANGE IN ACCOUNTING POLICIES AND PRACTICES
On January 1, 2006, the Company adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 - Accounting for Purchases and Sales of Inventory with the Same Counterparty. As of January 1, 2006, purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis in the Consolidated Statement of Earnings. This change has been adopted prospectively and has no effect on the net earnings of the reported periods.
3. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Chad, Brazil, the Middle East, Greenland and France.

•	Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Market Optimization purchases substantially all of the Company’s North American Upstream production for sale to third party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 4.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended September 30)

	Upstream		Market Optimization
	2006	2005	2006	2005

Revenues, Net of Royalties	$2,762	$2,680	$731	$1,112
Expenses
Production and mineral taxes	79	107	—	—
Transportation and selling	159	133	4	4
Operating	401	348	18	24
Purchased product	—	—	677	1,083
Depreciation, depletion and amortization	770	649	3	2

Segment Income (Loss)	$1,353	$1,443	$29	$(1)

		Corporate *		Consolidated
		2006	2005	2006	2005

Revenues, Net of Royalties		$428	$(810)	$3,921	$2,982
Expenses
Production and mineral taxes		—	—	79	107
Transportation and selling		—	—	163	137
Operating		1	(1)	420	371
Purchased product		—	—	677	1,083
Depreciation, depletion and amortization		18	19	791	670

Segment Income (Loss)		$409	$(828)	1,791	614

Administrative				54	78
Interest, net				83	219
Accretion of asset retirement obligation				13	9
Foreign exchange (gain) loss, net				—	(212)
Stock-based compensation — options				—	4
(Gain) on divestitures	(Note 5)			(304)	—

				(154)	98

Net Earnings Before Income Tax				1,945	516
Income tax expense				602	168

Net Earnings From Continuing Operations				$1,343	$348

* For the three months ended September 30, the pre-tax unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 14):

	2006	2005

Revenues, Net of Royalties — Corporate	$428	$(810)
Operating Expenses and Other — Corporate	—	1

Total Unrealized Gain (Loss) on Risk Management before-tax — Continuing Operations	$428	$(809)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended September 30)

Upstream	Canada		United States
	2006	2005	2006	2005

Revenues, Net of Royalties	$1,876	$1,807	$811	$797
Expenses
Production and mineral taxes	27	24	52	83
Transportation and selling	95	84	64	49
Operating	266	207	64	56
Depreciation, depletion and amortization	541	485	222	157

Segment Income	$947	$1,007	$409	$452

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$75	$76	$2,762	$2,680
Expenses
Production and mineral taxes	—	—	79	107
Transportation and selling	—	—	159	133
Operating	71	85	401	348
Depreciation, depletion and amortization	7	7	770	649

Segment Income (Loss)	$(3)	$(16)	$1,353	$1,443

Upstream Geographic and Product Information (Continuing Operations) (For the three months ended September 30)

	Produced Gas
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$1,302	$1,317	$735	$726	$2,037	$2,043
Expenses
Production and mineral taxes	18	19	47	77	65	96
Transportation and selling	74	70	64	49	138	119
Operating	157	134	64	56	221	190

Operating Cash Flow	$1,053	$1,094	$560	$544	$1,613	$1,638

	Oil & NGLs
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$574	$490	$76	$71	$650	$561
Expenses
Production and mineral taxes	9	5	5	6	14	11
Transportation and selling	21	14	—	—	21	14
Operating	109	73	—	—	109	73

Operating Cash Flow	$435	$398	$71	$65	$506	$463

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$75	$76	$2,762	$2,680
Expenses
Production and mineral taxes	—	—	79	107
Transportation and selling	—	—	159	133
Operating	71	85	401	348

Operating Cash Flow	$4	$(9)	$2,123	$2,092

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the nine months ended September 30)

	Upstream		Market Optimization
	2006	2005	2006	2005

Revenues, Net of Royalties	$8,202	$7,013	$2,272	$2,850
Expenses
Production and mineral taxes	269	291	—	—
Transportation and selling	450	390	17	10
Operating	1,177	936	49	53
Purchased product	—	—	2,160	2,783
Depreciation, depletion and amortization	2,282	1,957	8	7

Segment Income (Loss)	$4,024	$3,439	$38	$(3)

		Corporate *	Consolidated
	2006	2005	2006	2005

Revenues, Net of Royalties	$1,921	$(1,457)	$12,395	$8,406
Expenses
Production and mineral taxes	—	—	269	291
Transportation and selling	—	—	467	400
Operating	1	(3)	1,227	986
Purchased product	—	—	2,160	2,783
Depreciation, depletion and amortization	56	54	2,346	2,018

Segment Income (Loss)	$1,864	$(1,508)	5,926	1,928

Administrative			187	205
Interest, net			254	420
Accretion of asset retirement obligation			37	27
Foreign exchange (gain) loss, net			(158)	(61)
Stock-based compensation — options			—	12
(Gain) on dispositions	(Note 5)		(321)	—

			(1)	603

Net Earnings Before Income Tax			5,927	1,325
Income tax expense			1,519	365

Net Earnings From Continuing Operations			$4,408	$960

*	For the nine months ended September 30, the pre-tax unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 14):

	2006	2005

Revenues, Net of Royalties — Corporate	$1,921	$(1,457)
Operating Expenses and Other — Corporate	(2)	3

Total Unrealized Gain (Loss) on Risk Management before-tax — Continuing Operations	$1,919	$(1,454)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the nine months ended September 30)

Upstream	Canada		United States
	2006	2005	2006	2005

Revenues, Net of Royalties	$5,617	$4,747	$2,356	$2,071
Expenses
Production and mineral taxes	96	75	173	216
Transportation and selling	268	256	182	134
Operating	753	599	207	148
Depreciation, depletion and amortization	1,606	1,416	648	516

Segment Income	$2,894	$2,401	$1,146	$1,057

Transportation and selling for the United States includes a one time payment in the first quarter of 2006 of $14 million to terminate a long-term physical delivery contract.

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$229	$195	$8,202	$7,013
Expenses
Production and mineral taxes	—	—	269	291
Transportation and selling	—	—	450	390
Operating	217	189	1,177	936
Depreciation, depletion and amortization	28	25	2,282	1,957

Segment Income (Loss)	$(16)	$(19)	$4,024	$3,439

Upstream Geographic and Product Information (Continuing Operations) (For the nine months ended September 30)

	Produced Gas
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$4,039	$3,634	$2,148	$1,891	$6,187	$5,525
Expenses
Production and mineral taxes	69	56	159	198	228	254
Transportation and selling	212	211	182	134	394	345
Operating	463	377	207	148	670	525

Operating Cash Flow	$3,295	$2,990	$1,600	$1,411	$4,895	$4,401

Transportation and selling for the United States includes a one time payment in the first quarter of 2006 of $14 million to terminate a long-term physical delivery contract.

	Oil & NGLs
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$1,578	$1,113	$208	$180	$1,786	$1,293
Expenses
Production and mineral taxes	27	19	14	18	41	37
Transportation and selling	56	45	—	—	56	45
Operating	290	222	—	—	290	222

Operating Cash Flow	$1,205	$827	$194	$162	$1,399	$989

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$229	$195	$8,202	$7,013
Expenses
Production and mineral taxes	—	—	269	291
Transportation and selling	—	—	450	390
Operating	217	189	1,177	936

Operating Cash Flow	$12	$6	$6,306	$5,396

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Upstream Core Capital
Canada	$864	$909	$3,166	$2,780
United States	576	471	1,746	1,349
Other Countries	12	10	51	39

	1,452	1,390	4,963	4,168

Upstream Acquisition Capital
Canada	1	3	30	26
United States	11	176	268	191

	12	179	298	217

Market Optimization	2	14	40	129
Corporate	20	34	49	49

Total	$1,486	$1,617	$5,350	$4,563

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		September 30,	December 31,	September 30,	December 31,
		2006	2005	2006	2005

Upstream		$28,051	$24,247	$32,512	$28,858
Market Optimization		161	371	387	597
Corporate		277	263	2,076	1,530
Assets of Discontinued Operations	(Note 4)			203	3,163

Total		$28,489	$24,881	$35,178	$34,148

4. DISCONTINUED OPERATIONS
Midstream
On December 13, 2005, EnCana completed the sale of its Midstream natural gas liquids processing operations for total proceeds of $625 million (C$720 million). The natural gas liquids processing operations included various interests in a number of processing and related facilities as well as a marketing entity. A gain on sale of approximately $370 million, after-tax, was recorded.
During the fourth quarter of 2005, EnCana decided to divest of its natural gas storage operations. EnCana’s natural gas storage operations include the 100 percent interest in the AECO storage facility as well as facilities in the United States. On March 6, 2006, EnCana announced that it had reached an agreement to sell the gas storage operations for $1.5 billion. The sale, to a single purchaser, which is subject to closing conditions and applicable regulatory approvals, is expected to close in two stages. On May 12, 2006, the first stage of the sale was closed for proceeds of $1.3 billion. The second stage will close following receipt of regulatory approvals, expected to be later in 2006.
Ecuador
At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in relation to Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.
On February 28, 2006, EnCana completed the sale of its interest in its Ecuador operations for $1.4 billion before indemnifications which are discussed further in this note.
In accordance with Canadian generally accepted accounting principles, depletion, depreciation and amortization expense has not been recorded in the Consolidated Statement of Earnings for discontinued operations.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. DISCONTINUED OPERATIONS (continued)
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended September 30,
	Ecuador		United Kingdom		Midstream		Total
	2006	2005	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$—	$291	$—	$—	$14	$107	$14	$398

Expenses
Production and mineral taxes	—	49	—	—	—	—	—	49
Transportation and selling	—	15	—	—	—	2	—	17
Operating	—	38	—	—	—	61	—	99
Purchased product	—	—	—	—	—	161	—	161
Depreciation, depletion and amortization	—	123	—	—	—	7	—	130
Interest, net	—	—	—	—	—	(1)	—	(1)
Foreign exchange (gain) loss, net	—	(1)	—	—	(4)	(1)	(4)	(2)
(Gain) loss on discontinuance	—	—	—	—	2	—	2	—

	—	224	—	—	(2)	229	(2)	453

Net Earnings (Loss) Before Income Tax	—	67	—	—	16	(122)	16	(55)
Income tax expense (recovery)	—	67	(7)	—	8	(40)	1	27

Net Earnings (Loss) From Discontinued Operations	$—	$—	$7	$—	$8	$(82)	$15	$(82)

	For the nine months ended September 30,
	Ecuador		United Kingdom		Midstream		Total
	2006	2005	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties *	$200	$723	$—	$—	$477	$925	$677	$1,648

Expenses
Production and mineral taxes	23	101	—	—	—	—	23	101
Transportation and selling	10	46	—	—	—	6	10	52
Operating	25	100	—	—	29	191	54	291
Purchased product	—	—	—	—	354	757	354	757
Depreciation, depletion and amortization	84	123	—	—	—	20	84	143
Interest, net	(2)	—	—	—	—	(1)	(2)	(1)
Accretion of asset retirement obligation	—	1	—	—	—	—	—	1
Foreign exchange (gain) loss, net	1	—	—	(3)	5	(2)	6	(5)
(Gain) loss on discontinuance	279	—	—	—	(766)	—	(487)	—

	420	371	—	(3)	(378)	971	42	1,339

Net Earnings (Loss) Before Income Tax	(220)	352	—	3	855	(46)	635	309
Income tax expense (recovery)	59	221	(5)	1	—	(13)	54	209

Net Earnings (Loss) From Discontinued Operations	$(279)	$131	$5	$2	$855	$(33)	$581	$100

*	Revenues, net of royalties in Ecuador include realized losses of $1 million related to derivative financial instruments. In 2005, revenues, net of royalties included realized losses of $105 million and unrealized mark-to-market gains of $50 million.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. DISCONTINUED OPERATIONS (continued)
Consolidated Balance Sheet
The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	September 30, 2006				December 31, 2005
		United				United
	Ecuador	Kingdom	Midstream	Total	Ecuador	Kingdom	Midstream	Total

Assets
Cash and cash equivalents	$—	$6	$1	$7	$207	$8	$(7)	$208
Accounts receivable and accrued revenues	—	—	10	10	137	—	271	408
Risk management	—	—	7	7	—	—	21	21
Inventories	—	—	20	20	23	—	390	413

	—	6	38	44	367	8	675	1,050
Property, plant and equipment, net	1	—	158	159	1,166	—	520	1,686
Investments and other assets	—	—	—	—	360	—	—	360
Goodwill	—	—	—	—	—	—	67	67

	$1	$6	$196	$203	$1,893	$8	$1,262	$3,163

Liabilities
Accounts payable and accrued liabilities	$—	$27	$—	$27	$91	$27	$49	$167
Income tax payable	—	—	19	19	184	6	40	230
Risk management	—	—	—	—	—	—	41	41

	—	27	19	46	275	33	130	438
Asset retirement obligation	—	—	—	—	21	—	—	21
Future income taxes (recovery)	—	—	25	25	162	(2)	86	246

	—	27	44	71	458	31	216	705

Net Assets of Discontinued Operations	$1	$(21)	$152	$132	$1,435	$(23)	$1,046	$2,458

Contingencies
EnCana has agreed to indemnify the purchaser of its Ecuador interests against losses that may arise in certain circumstances which are defined in the share sale agreements. The obligation to indemnify will arise should losses exceed amounts specified in the sale agreements and is limited to maximum amounts which are set forth in the share sale agreements.
During the second quarter, the Government of Ecuador seized the Block 15 assets, in relation to which EnCana previously held a 40 percent economic interest, from the operator which is an event requiring indemnification under the terms of EnCana’s sale agreement with Andes Petroleum Company. The purchaser requested payment and EnCana paid the maximum amount in the third quarter, calculated in accordance with the terms of the agreements, of approximately $265 million. EnCana does not expect that any further significant indemnification payments relating to any other business matters addressed in the share sale agreements will be required to be made to the purchaser.
5. DIVESTITURES
Total proceeds received on sale of assets and investments was $634 million (2005 — $2,493 million) as described below:
Upstream
In 2006, the Company has completed the disposition of mature conventional oil and natural gas assets for proceeds of $23 million (2005 — $440 million).
In August 2006, the Company completed the sale of its 50 percent interest in the Chinook heavy oil discovery offshore Brazil for approximately $367 million which resulted in a gain on sale of $304 million. After recording income tax of $49 million, EnCana recorded an after-tax gain of $255 million.
In May 2005, the Company completed the sale of its Gulf of Mexico assets for approximately $2.1 billion resulting in net proceeds of approximately $1.5 billion after deducting $591 million in tax plus other adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.
Market Optimization
In February 2006, the Company sold its investment in Entrega Gas Pipeline LLC for approximately $244 million which resulted in a gain on sale of $17 million.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. INTEREST, NET

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Interest Expense — Long-Term Debt	$88	$104	$269	$310
Early Retirement of Long-Term Debt	—	121	—	121
Interest Expense — Other	9	5	19	12
Interest Income	(14)	(11)	(34)	(23)

	$83	$219	$254	$420

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Unrealized Foreign Exchange (Gain) Loss on Translation of U.S. Dollar Debt Issued from Canada	$4	$(205)	$(155)	$(140)
Other Foreign Exchange (Gain) Loss	(4)	(7)	(3)	79

	$—	$(212)	$(158)	$(61)

8. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Current
Canada	$105	$6	$694	$288
United States	51	153	87	744
Other	45	(4)	48	(6)

Total Current Tax	201	155	829	1,026

Future	401	13	690	(661)

	$602	$168	$1,519	$365

Current income tax in the United States for the nine months ended September 30, 2005 of $591 million relates to income tax on the sale of the Gulf of Mexico assets.
The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Net Earnings Before Income Tax	$1,945	$516	$5,927	$1,325
Canadian Statutory Rate	34.7%	37.9%	34.7%	37.9%

Expected Income Tax	674	196	2,055	502

Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	23	53	75	139
Canadian resource allowance	(1)	(51)	(20)	(141)
Canadian resource allowance on unrealized risk management losses	1	13	2	26
Statutory and other rate differences	(63)	(31)	(80)	(111)
Effect of tax rate changes*	—	—	(457)	—
Non-taxable capital (gains) losses	3	(43)	(30)	(27)
Tax basis retained on dispositions	—	—	—	(68)
Large corporations tax	—	20	—	24
Other	(35)	11	(26)	21

	$602	$168	$1,519	$365

Effective Tax Rate	31.0%	32.6%	25.6%	27.5%

*	During the second quarter, the Canadian federal and Alberta governments substantively enacted income tax rate reductions.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. LONG-TERM DEBT

	As at	As at
	September 30,	December 31,
	2006	2005

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$838	$1,425
Unsecured notes	829	793

	1,667	2,218

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	75	—
Unsecured notes	4,421	4,494

	4,496	4,494

Increase in Value of Debt Acquired *	64	64
Current Portion of Long-Term Debt	—	(73)

	$6,227	$6,703

*	Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.
10. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	September 30,	December 31,
	2006	2005

Asset Retirement Obligation, Beginning of Year	$816	$611
Liabilities Incurred	54	77
Liabilities Settled	(37)	(42)
Liabilities Disposed	—	(23)
Change in Estimated Future Cash Flows	21	135
Accretion Expense	37	37
Other	38	21

Asset Retirement Obligation, End of Period	$929	$816

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. SHARE CAPITAL

	September 30, 2006		December 31, 2005
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	854.9	$5,131	900.6	$5,299
Common Shares Issued under Option Plans	6.3	140	15.0	294
Common Shares Repurchased	(61.1)	(523)	(60.7)	(462)

Common Shares Outstanding, End of Period	800.1	$4,748	854.9	$5,131

Information related to common shares and stock options has been restated to reflect the effect of the common share split approved in April 2005.
Normal Course Issuer Bid
To September 30, 2006, the Company purchased 61.1 million Common Shares for total consideration of approximately $2,973 million. Of the amount paid, $523 million was charged to Share capital and $2,450 million was charged to Retained earnings.
EnCana has obtained regulatory approval each year under Canadian securities laws to purchase Common Shares under four consecutive Normal Course Issuer Bids (“Bids”) which commenced in October 2002 and may continue until October 30, 2006. EnCana is entitled to purchase, for cancellation, up to approximately 85.6 million Common Shares under the renewed Bid which commenced on October 31, 2005 and will terminate no later than October 30, 2006.
Stock Options
The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at September 30, 2006. Information related to TSAR’s is included in Note 12.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	20.7	23.36
Exercised	(6.3)	23.58
Forfeited	(0.3)	23.80

Outstanding, End of Period	14.1	23.25

Exercisable, End of Period	13.9	23.24

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 22.99	1.2	2.1	14.48	1.2	14.26
23.00 to 23.49	0.2	1.4	23.21	0.2	23.23
23.50 to 23.99	5.5	1.6	23.89	5.4	23.89
24.00 to 24.49	6.8	0.6	24.17	6.8	24.17
24.50 to 25.99	0.4	1.9	25.23	0.3	25.27

	14.1	1.1	23.25	13.9	23.24

At September 30, 2006, the balance in Paid in surplus relates to Stock-Based Compensation programs.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at September 30, 2006. Additional information is contained in Note 15 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2005.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Current Service Cost	$3	$1	$10	$5
Interest Cost	5	5	13	11
Expected Return on Plan Assets	(4)	(4)	(12)	(10)
Expected Actuarial Loss on Accrued Benefit Obligation	1	2	4	3
Expected Amortization of Past Service Costs	—	—	1	1
Amortization of Transitional Obligation	—	(2)	(1)	(2)
Expense for Defined Contribution Plan	9	6	20	16

Net Benefit Plan Expense	$14	$8	$35	$24

For the period ended September 30, 2006, contributions of $9 million have been made to the defined benefit pension plans.
B) Share Appreciation Rights (“SAR’s")
The following table summarizes the information about SAR’s at September 30, 2006:

		Weighted
		Average
	Outstanding	Exercise
	TSAR's	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	246,739	23.13
Exercised	(242,739)	23.18

Outstanding, End of Period	4,000	20.25

Exercisable, End of Period	4,000	20.25

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	319,511	14.33
Exercised	(307,423)	14.41

Outstanding, End of Period	12,088	12.37

Exercisable, End of Period	12,088	12.37

For the period ended September 30, 2006, EnCana has recorded a reduction of $1 million to compensation costs related to the outstanding SAR’s (2005 — costs of $19 million).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. COMPENSATION PLANS (continued)
C) Tandem Share Appreciation Rights (“TSAR’s”)
The following table summarizes the information about Tandem SAR’s at September 30, 2006:

		Weighted
		Average
	Outstanding	Exercise
	TSAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	8,403,967	38.41
Granted	11,006,350	48.92
Exercised — SAR’s	(519,696)	34.66
Exercised — Options	(29,484)	32.97
Forfeited	(1,017,452)	42.84

Outstanding, End of Period	17,843,685	44.75

Exercisable, End of Period	2,018,553	37.23

For the period ended September 30, 2006, EnCana recorded compensation costs of $28 million related to the outstanding TSAR’s (2005 — $86 million).
D) Deferred Share Units (“DSU’s”)
The following table summarizes the information about DSU’s at September 30, 2006:

		Average
	Outstanding	Share
	DSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	836,561	26.81
Granted, Directors	70,000	56.71
Exercised	(52,562)	27.92
Units, in Lieu of Dividends	8,980	55.11

Outstanding, End of Period	862,979	29.46

Exercisable, End of Period	862,979	29.46

For the period ended September 30, 2006, EnCana recorded compensation costs of $3 million related to the outstanding DSU’s (2005 — $26 million).
E) Performance Share Units (“PSU’s”)
The following table summarizes the information about PSU’s at September 30, 2006:

		Average
	Outstanding	Share
	DSU's	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	4,704,348	30.65
Granted	27,557	30.11
Exercised	(239,794)	23.26
Forfeited	(282,021)	31.35

Outstanding, End of Period	4,210,090	31.03

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	739,649	25.22
Granted	3,621	25.56
Forfeited	(156,652)	23.79

Outstanding, End of Period	586,618	25.61

For the period ended September 30, 2006, EnCana recorded compensation costs of $14 million related to the outstanding PSU’s (2005 — $57 million).
At September 30, 2006, EnCana has approximately 5.5 million Common Shares held in trust for issuance upon vesting of the PSU’s.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ened September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended				Nine Months Ended
	March 31,	June 30,	September 30,		September 30,
(millions)	2006	2006	2006	2005	2006	2005

Weighted Average Common Shares Outstanding — Basic	847.9	829.6	809.7	855.1	829.1	872.9
Effect of Dilutive Securities	16.9	15.5	14.6	20.7	16.5	21.3

Weighted Average Common Shares Outstanding — Diluted	864.8	845.1	824.3	875.8	845.6	894.2

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized Gain (Loss) on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Revenues, Net of Royalties	$199	$(196)	$153	$(329)
Operating Expenses and Other	1	7	4	17

Gain (Loss) on Risk Management — Continuing Operations	200	(189)	157	(312)
Gain (Loss) on Risk Management — Discontinued Operations	—	(55)	4	(111)

	$200	$(244)	$161	$(423)

	Unrealized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Revenues, Net of Royalties	$428	$(810)	$1,921	$(1,457)
Operating Expenses and Other	—	1	(2)	3

Gain (Loss) on Risk Management — Continuing Operations	428	(809)	1,919	(1,454)
Gain (Loss) on Risk Management — Discontinued Operations	5	(90)	27	(89)

	$433	$(899)	$1,946	$(1,543)

Amounts Recognized on Transition
Upon initial adoption of the current accounting policy for risk management instruments on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings.
At September 30, 2006, a net unrealized gain remains to be recognized over the next three years as follows:

Unrealized
Gain

2006
Three months ended December 31, 2006	$6

Total remaining to be recognized in 2006	$6

2007	$15
2008	1

Total to be recognized	$22

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ened September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2006 to September 30, 2006:

			Total
	Transition	Fair Market	Unrealized
	Amount	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(40)	$(640)	$—
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During 2006	—	2,089	2,089
Fair Value of Contracts in Place at Transition Expired During 2006	18	—	18
Fair Value of Contracts Realized During 2006	—	(161)	(161)

Fair Value of Contracts Outstanding	$(22)	$1,288	$1,946
Unamortized Premiums Paid on Options		190

Fair Value of Contracts and Premiums Paid, End of Period		$1,478

Amounts Allocated to Continuing Operations	$(22)	$1,471	$1,919
Amounts Allocated to Discontinued Operations	—	7	27

	$(22)	$1,478	$1,946

At September 30, 2006, the remaining net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
September 30, 2006

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$1

Accounts payable and accrued liabilities	18
Other liabilities	5

Net Deferred Gain — Continuing Operations	$22

Risk Management
Current asset	$1,293
Long-term asset	243

Current liability	60
Long-term liability	5

Net Risk Management Asset — Continuing Operations	1,471
Net Risk Management Asset — Discontinued Operations	7

$1,478

A summary of all unrealized estimated fair value financial positions is as follows:

As at
September 30, 2006

Commodity Price Risk
Natural gas	$1,420
Crude oil	47
Credit Derivatives	(2)
Interest Rate Risk	6

Total Fair Value Positions — Continuing Operations	1,471
Total Fair Value Positions — Discontinued Operations	7

$1,478

Information with respect to credit derivatives and interest rate risk contracts in place at December 31, 2005 is disclosed in Note 16 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at September 30, 2006.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At September 30, 2006, the Company’s gas risk management activities from financial contracts had an unrealized gain of $1,332 million and a fair market value position of $1,427 million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	495	2006	5.63	US$/Mcf	$(1)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	—
Houston Ship Channel (HSC)	90	2006	5.08	US$/Mcf	(2)
Other	91	2006	5.07	US$/Mcf	2

NYMEX Fixed Price	945	2007	8.85	US$/Mcf	390
Other	8	2007	8.97	US$/Mcf	5

Options
Purchased NYMEX Put Options	2,687	2006	7.77	US$/Mcf	474

Purchased NYMEX Put Options	240	2007	6.00	US$/Mcf	21

Basis Contracts
Fixed NYMEX to AECO Basis	780	2006	(0.70)	US$/Mcf	(8)
Fixed NYMEX to Rockies Basis	254	2006	(0.59)	US$/Mcf	18
Fixed NYMEX to CIG Basis	259	2006	(0.84)	US$/Mcf	11
Other	145	2006	(0.29)	US$/Mcf	2

Fixed NYMEX to AECO Basis	747	2007	(0.72)	US$/Mcf	75
Fixed NYMEX to Rockies Basis	538	2007	(0.65)	US$/Mcf	170
Fixed NYMEX to CIG Basis	390	2007	(0.76)	US$/Mcf	107
Fixed Rockies to CIG Basis	12	2007	(0.10)	US$/Mcf	(1)

Fixed NYMEX to AECO Basis	191	2008	(0.78)	US$/Mcf	10
Fixed NYMEX to Rockies Basis	162	2008	(0.59)	US$/Mcf	39
Fixed NYMEX to Rockies Basis (NYMEX Adjusted)	210	2008	17% of NYMEX	US$/Mcf	—
Fixed NYMEX to CIG Basis	40	2008-2009	(0.68)	US$/Mcf	13

Purchase Contracts
Fixed Price Contracts
Waha Purchase	23	2006	5.32	US$/Mcf	—
Other	10	2006	7.84	US$/Mcf	(2)

Other	8	2007	7.84	US$/Mcf	(1)

					1,322
Other Financial Positions *					10

Total Unrealized Gain on Financial Contracts					1,332
Unamortized Premiums Paid on Options					95

Total Fair Value Positions					$1,427

Total Fair Value Positions — Continuing Operations					$1,420
Total Fair Value Positions — Discontinued Operations					7

Total Fair Value Positions					$1,427

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management activities.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil
At September 30, 2006, the Company’s oil risk management activities from financial contracts had an unrealized loss of $(48) million and a fair market value position of $47 million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(bbls/d)	Term	Average Price		Value

Fixed WTI NYMEX Price	15,000	2006	34.56	US$/bbl	$(41)
Unwind WTI NYMEX Fixed Price	(1,300)	2006	52.75	US$/bbl	1
Purchased WTI NYMEX Put Options	59,000	2006	50.44	US$/bbl	(8)
Purchased WTI NYMEX Call Options	(13,700)	2006	61.24	US$/bbl	1

Purchased WTI NYMEX Put Options	91,500	2007	55.34	US$/bbl	(10)

					(57)
Other Financial Positions *					9

Total Unrealized Loss on Financial Contracts					(48)
Unamortized Premiums Paid on Options					95

Total Fair Value Positions					$47

Total Fair Value Positions — Continuing Operations					$47

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
15. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
California
As disclosed previously, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.
EnCana Corporation and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California, further described below. The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
Along with other energy companies, EnCana Corporation and WD are defendants in several other lawsuits relating to sales of natural gas in California from 1999 to 2002 (some of which are class actions and some of which are brought by individual parties on their own behalf). As is customary, these lawsuits do not specify the precise amount of damages claimed. The Gallo and other California lawsuits contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws.
In the Gallo action, the decision dealing with the issue of whether the scope of the Federal Energy Regulatory Commission’s exclusive jurisdiction over natural gas prices precludes the plaintiffs from maintaining their claims is on appeal to the United States Court of Appeals for the Ninth Circuit. The Gallo lawsuit is stayed pending this appeal.
Without admitting any liability in the lawsuits, WD has paid $20.5 million to settle the class action lawsuits that were consolidated in San Diego Superior Court. WD has also agreed to pay $2.4 million to settle the class action lawsuits filed in the United States District Court in California, without admitting any liability in the lawsuits, subject to approval by the United States District Court. The individual parties who had brought their own actions are not parties to this settlement.
New York
WD was a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices affected natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to EnCana Corporation as the remaining defendants. Without admitting any liability in the lawsuit, WD agreed to pay $8.2 million to settle the New York class action lawsuit. Final documentation and approval by the New York District Court have been obtained and WD has paid the stated settlement amount.
Based on the aforementioned settlements, a total of $31 million has been expensed. EnCana Corporation and WD intend to vigorously defend against the remaining outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)